10026424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VCAP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Ave, 39th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert, 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Tiller, LLC
(Name – *if individual, state last, first, middle name*)

780 Johnson Ferry Rd Suite 325	Atlanta	GA	30342
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Parr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VCAP Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

FRANCES G. ZYWOLOSKI
NOTARY PUBLIC
EXPIRES
GEORGIA
MAR. 10, 2010
FORSYTH COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MOORE STEPHENS TILLER LLC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Independent Auditor's Report

To the Member of
VCAP Securities, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of VCAP Securities, LLC as of December 31, 2009 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VCAP Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Tiller LLC

Atlanta, Georgia
February 25, 2010

FINANCIAL STATEMENTS

VCAP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Current Assets	
Cash	$ 139,465

LIABILITY AND MEMBER'S EQUITY

Liability	
Accounts payable	$ 14,644
Member's equity	124,821
Total	$ 139,465

The accompanying notes are an integral part of these financial statements

VCAP SECURITIES, LLC

STATEMENT OF INCOME
Year Ended December 31, 2009

Revenues, Income and Gains(Losses)	
Private placement fees	$ 71,548
Other income	14,580
Interest income	255
Change in unrealized depreciation of investments	(36,607)
Total revenues	49,776
Expenses	
Compensation and related expenses	120,674
Communications and data processing	13,218
Regulatory assessment fees	11,110
Commissions	9,465
Trading, clearance and brokerage fees	7,959
Professional fees	5,363
Computer services	3,433
Occupancy	2,893
Other expenses	1,216
Telephone	745
Travel and entertainment	51
Total expenses	176,127
Net loss	$ (126,351)

The accompanying notes are an integral part of these financial statements

VCAP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2009

Balance at December 31, 2008	$ 570,627
Net loss	(126,351)
Capital contributions	65,000
Capital distributions	(384,455)
Balance at December 31, 2009	$ 124,821

The accompanying notes are an integral part of these financial statements

VCAP SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (126,351)
Adjustments to reconcile net income(loss) to cash provided by operating activites:	
Unrealized depreciation of investments	36,607
Income from lease cancellation	14,580
Change in assets and liabilities:	
Prepaid expenses	20,491
Accounts payable	(43,030)
Receivable/payable to clearing organization	456,867
Securities sold, not yet purchased	(708)
Net cash provided by operating activities	358,456
Cash flows from financing activities:	
Capital contributions	65,000
Capital distributions	(300,478)
Net cash used in financing activities	(235,478)
Net increase in cash and cash equivalents	122,978
Cash and cash equivalents, beginning of year	16,487
Cash and cash equivalents, end of year	$ 139,465
Supplemental disclosure of non-cash financing activity:	
Distribution of securities to members	$ 84,066

The accompanying notes are an integral part of these financial statements

VCAP SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2009

1. Organization

A. Background

VCAP Securities, LLC (formerly known as "Burke Capital Market, LLC") is a Georgia Limited Liability Company operating facilities in Atlanta, Georgia until approximately February 2009 when business activity substantially ceased. VCAP Securities, LLC (the "Company") is wholly owned by BD Partner Holdings, LLC (the "Member"). In May 2009, BD Partners Holdings acquired 100% of the equity interest of Burke Capital Group, LLC in Burke Capital Market, LLC and changed the name of Burke Capital Market, LLC to VCAP Securities, LLC with intentions of resuming business activity in 2010 from facilities in New York, New York.

B. Nature of Operations

VCAP Securities, LLC is an investment banking firm and broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The majority of the operating activity reported in these financial statements relate to the winding down of operations of the previous owners operating under the name of Burke Capital Market, LLC prior to the acquisition by BD Partner Holdings. There has been no substantive operating activity since the acquisition of the Company by BD Partner Holdings, LLC. Operating activity is expected to resume in 2010 with plans to conduct fixed income trading on an agency basis, private placement of securities, and introduction of private securities transactions.

2. Summary of Significant Accounting Policies

A. Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker and dealers in securities.

B. Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand, deposits in banks, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

C. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The commission income and expenses derived from customers' accounts are reported on a trade date basis.

D. Revenue Recognition

Private placement fees are recognized at the time the private placement fees are earned by the Company under the terms of the contracts entered into with the issuer and are generally not recorded until payment is received.

E. Income Taxes

The Company is a limited liability company ("LLC") that is taxed as a partnership for federal and state income tax purposes. Generally, the taxable income or losses of a partnership is reported by the individual owners of the partnership and the owners are responsible for income tax liabilities or benefits associated with the taxable activities of the partnership. Accordingly, the Company's financial statements do not reflect any provisions for federal or state income taxes.

F. Use of Estimates

The preparation of the accompanying financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

3. Concentration of Credit Risk

The Company's insured cash balances are subject to the general deposit rules of the FDIC which temporarily provides for increased coverage from $100,000 to $250,000 per customer per institution. The $250,000 coverage level is set to expire and be reduced to $100,000 after December 31, 2013.

4. Related Party Transactions

During 2009 the Company was allocated certain expenses under a shared support arrangement with its previous owner. During 2009 the Company recognized charges to operations of $1,039 for health insurance benefits and $2,893 for rent expense paid on its behalf by the previous owner. The Company also recognized income of approximately $14,850 in 2009 for its portion of accumulated deferred rent charges that were cancelled at the time the previous owner ceased activity and discontinued the shared support arrangement with the Company for operations of its Atlanta, Georgia facility.

The new owner of the Company has entered into a shared support arrangement with the Company related to facilities in New York, New York; however, there was no business activity requiring overhead support from the new owner during 2009 and the shared support arrangement is not expected to result in any charges to the Company until 2010.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $124,821 which was $24,821 in excess of its required net capital of $100,000. The Company's ratio of net capital to aggregated indebtedness was 12 to 1.

MOORE STEPHENS TILLER LLC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Member of
VCAP Securities, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of VCAP Securities, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Tiller LLC

Atlanta, Georgia
February 25, 2010

SUPPLEMENTAL INFORMATION

VCAP SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCANGE COMMISION

December 31, 2009

See Independent Auditor's Report

Net Capital		
Total equity from statement of financial condition		$ 124,821
Less non-allowable assets:		-
Net capital before haircuts on securities		124,821
Haircuts on securities:		
Trading and investment securities	-	
Undue concentration	-	
Total haircuts on securities		-
Net capital		$ 124,821
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3 % of aggregate indebtedness)		$ 976
Minimum net capital required		$ 100,000
Net capital requirement (greater of above two figures)		$ 100,000
Excess net capital		$ 24,821
Excess of net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 123,357
Computation of Ratio of Aggregate Indebtedness to Net Capital		
Total liabilities (per statement of financial condition)		$ 14,644
Percentage of aggregate indebtedness to net capital		12%

There were no differences between the above calculation and the Company's calculation of net net capital as reflected on the unaudited Form 17a-5, Part IIA.

VCAP SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2009

See Independent Auditor's Report

STATEMENT OF EXEMPTION FROM COMPLIANCE UNDER RULE 15c3-3

The Company is exempt from compliance with Rule 15c3-3 under Section (k) (2) (2) of the Rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2009.

VCAP Securities, LLC
Financial Statements

December 31, 2009